SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2007

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement on resolutions passed at the third extraordinary general meeting for the Year 2007 of China Petroleum & Chemical Corporation (the "Registrant”), issued by the Registrant on November 15, 2007.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

Announcement of resolutions passed at the Third Extraordinary General Meeting for the Year 2007

Sinopec Corp. and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

The Third Extraordinary General Meeting for the year 2007 (the "EGM") of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held by way of physical meeting and on-line voting on 15 November 2007. The EGM was convened by the board of directors of Sinopec Corp. The physical meeting of EGM was held at Crown Plaza Beijing Wuzhou, No.8 Beisihuanzhong Road, Chaoyang District, Beijing, PRC and chaired by Mr. Dai Houliang, Director of Sinopec Corp.; the on-line voting was conduced via trading system of Shanghai Stock Exchange by the shareholders of domestic shares of Sinopec Corp.

1242 shareholders and authorized proxies holding an aggregate of 73,943,632,871 shares carrying voting rights of Sinopec Corp., representing 85.28% of the total voting shares of Sinopec Corp. (of a total of 86,702,439,000 shares with voting rights in issue) were present at the EGM.  Among the attendees, 42 shareholders and authorized proxies holding an aggregate of 72,903,866,477 shares carrying voting rights of Sinopec Corp. were present at the physical meeting, representing 84.08% of the total voting shares of Sinopec Corp.; 1200 shareholders and authorized proxies holding an aggregate of 1,039,766,394 shares carrying voting rights of Sinopec Corp. voted on-line, representing 1.20% of the total voting shares of Sinopec Corp. The EGM was convened and held in compliance with the requirements of the relevant laws, regulations and the Articles of Association of Sinopec Corp.

After consideration by the shareholders and their authorised proxies and voting by way of poll, all of the following resolutions were passed item by item:

Resolutions	Number of Votes	For	percentage of total valid votes cast	Against
1. Resolution relating to the Proposal for the Issuance of detachable convertible company Bonds with Warrants	－	－	－	－
1) Issuance Size	73,943,090,915	73,938,137,559	99.99％	4,953,356
2) Issuance Price	73,937,029,281	73,932,139,281	99.99％	4,890,000
3) Issuance Target, Method of Issuance and Arrangement of Sale to Existing Shareholders	73,936,875,341	73,931,693,841	99.99％	5,181,500
4) Term of the Bonds	73,936,480,601	73,931,534,001	99.99％	4,946,600
5) Interest Rate of the Bonds with Warrants	73,935,500,621	73,930,402,921	99.99％	5,097,700
6) Term and Method of Repayment for Principal and Interest	73,936,180,601	73,931,016,401	99.99％	5,164,200
7) Term of Redemption	73,936,271,101	73,931,202,801	99.99％	5,068,300
8) Guarantee	73,936,079,401	73,930,796,701	99.99％	5,282,700
9) Term of the Warrants	73,936,089,001	73,930,866,101	99.99％	5,222,900
10) Conversion Period of the Warrants	73,936,274,001	73,930,528,301	99.99％	5,745,700
11) Proportion of Exercise Rights for the Warrants	73,935,478,701	73,930,043,701	99.99％	5,435,000

12) Exercise Price of the Warrants	73,935,819,601	73,930,785,301	99.99％	5,034,300
13) Adjustment of the exercise price of the warrants	73,935,581,701	73,930,278,001	99.99％	5,303,700
14) Use of Proceeds from the Proposed Issuance	73,936,075,601	73,931,126,801	99.99％	4,948,800
15) Validity of the Resolution	73,936,011,901	73,931,174,701	99.99％	4,837,200
16) Authorisations to the Board of Directors to complete the Specific Matters of the Proposed Issuance	73,936,340,701	73,931,289,901	99.99％	5,050,800
2. Resolution relating to the feasibility of the application of the funds raised through the issuance of detachable convertible company Bonds with Warrants	73,936,624,501	73,931,939,000	99.99％	4,685,510
3. Explanatory statement made by the board of directors on the utilization of the funds previously raised	73,927,207,960	73,922,678,100	99.99％	4,529,860

The implementation of proposed issuance of Bonds of Warrants is subject to approval by relevant supervisory authorities.

For details of the resolutions above, please refer to the announcement published in China Securities Journal,Shanghai Securities News and Securities Times in mainland China and the website of The Stock Exchange of Hong Kong on 28 September 2007 and the information relating to the EGM published on the website of Shanghai Stock Exchange on 8 November 2007.

There is no supplementation, veto or variation to the resolutions at the EGM.

In accordance with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of voting at the EGM (Note).  Ms. Li Liping and Ms.Jiang Xueyan, PRC lawyers from Haiwen & Partners, attended the EGM and issued a legal opinion that the convening of the EGM, the procedures for holding the EGM, the eligibility of the shareholders and their proxies attending the EGM and the procedures for voting at the EGM were in compliance with the relevant provisions of the Company Law, the Securities Law of the PRC and the Articles of Association of Sinopec Corp. and the voting results of the EGM were therefore effective.

In accordance with the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A Shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended from 09:30 a.m. on 15 November 2007 and will resume from 09:30 a.m. on 16 November 2007.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Boar d of Directors

Beijing, the PRC, 15 November 2007

Note:
The taking of the poll results was scrutinized by KPMG, Certified Public Accountants, whose work was limited to the conduct of certain procedures required by Sinopec Corp. in accordance with the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to confirm that the poll results summary prepared by Sinopec Corp. were identical with the results shown in the poll forms collected and provided by Sinopec Corp. to KPMG,.  The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors

* Non-executive Directors

+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: November 16, 2007